82-1090

CONSOLIDATED MERCANTILE INCORPORATED

04036701

RECEIVED
2004 SEP -8 A 10: 59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

dw 9/8

INTERIM REPORT

NOTICE TO READER

Management has compiled the unaudited interim financial information of Consolidated Mercantile Incorporated consisting of the interim consolidated balance sheet as at June 30, 2004 and the interim consolidated statement of operations, retained earnings and cash flows for the six-month period then ended. An accounting firm has not reviewed or audited this interim financial information.

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED BALANCE SHEET

(Unaudited)

	June 30 2004	December 31 2003
ASSETS		
Cash and cash equivalents	$ 16,707,478	$ 1,475,320
Short-term investments	85,016	84,277
Accounts and notes receivable	6,994,647	37,622,193
Due from joint venture	-	1,089,135
Income taxes receivable	227,704	178,581
Inventories	6,369,152	45,256,246
Prepaid expenses	176,962	2,988,216
Future income taxes	-	1,967,300
	30,560,959	90,661,268
INVESTMENTS	10,414,701	496,714
PROPERTY, PLANT AND EQUIPMENT	1,995,315	52,075,544
FUTURE INCOME TAXES	488,800	2,184,916
INTANGIBLE AND OTHER ASSETS	118,720	3,663,662
	$ 43,578,495	$ 149,082,104
LIABILITIES		
CURRENT		
Bank indebtedness	$ 4,504,868	$ 19,727,764
Accounts payable and accruals	3,254,879	40,127,699
Income taxes payable	2,586,500	2,648,998
Future income taxes	-	81,751
Current portion of long-term debt	-	6,200,731
	10,346,247	68,786,943
LONG-TERM DEBT	1,087,500	28,137,868
NON-CONTROLLING INTEREST	3,418,914	25,384,536
FUTURE INCOME TAXES	170,300	4,960,648
	15,022,961	127,269,995
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	2,592,846	2,597,658
CONTRIBUTED SURPLUS	59,411	59,411
CUMULATIVE TRANSLATION ACCOUNT	(667,451)	(1,474,768)
RETAINED EARNINGS	26,570,728	20,629,808
	28,555,534	21,812,109
	$ 43,578,495	$ 149,082,104

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	Six months ended June 30 2004	Six months ended June 30 2003	Three months ended June 30 2004	Three months ended June 30 2003
OPERATING ACTIVITIES				
Net earnings for the period	$ 6,004,619	$ 941,325	$ 484,726	$ 810,275
Amortization	3,126,959	4,526,902	154,890	2,208,342
Gain on sale of investment in consolidated subsidiary	(8,903,088)	-	-	-
Future income taxes	(109,000)	(39,100)	(71,000)	(29,000)
Non-controlling interest	(772,171)	1,131,161	8,353	1,048,303
Equity in earnings of investees	(393,898)	(5,599)	(392,982)	(2,781)
Loss on dilution of investment in equity investee	29,473	-	-	-
Disposal (purchase) of short-term investments	(738)	2,503	1,256	(2,965)
	(1,017,844)	6,557,192	185,243	4,032,174
Change in non-cash components of working capital	(2,481,452)	(12,693,972)	(2,538,186)	(9,653,171)
Net cash flows of deconsolidated subsidiary	(1,669,723)	-	-	-
	(5,169,019)	(6,136,780)	(2,352,943)	(5,620,997)
FINANCING ACTIVITIES				
Increase in bank indebtedness	2,089,868	13,914,271	1,536,875	11,289,642
Issuance of common shares	-	262,500	-	262,500
Issuance of shares by consolidated subsidiary	-	6,000	-	-
Purchase of common shares for cancellation	(68,511)	(473,139)	(68,511)	(473,139)
Purchase of shares by consolidated subsidiary for cancellation	-	(994,800)	-	-
Proceeds from long-term debt	-	250,000	-	250,000
Repayment of long-term debt	(674,623)	(2,268,803)	-	(1,177,538)
	1,346,734	10,696,029	1,468,364	10,151,465
INVESTING ACTIVITIES				
Proceeds on disposal of investment	20,283,465	-	-	-
Cash disposed of on deconsolidation of subsidiary	(1,170,886)	-	-	-
Purchase of and deposits on property, plant and equipment	(58,136)	(6,512,852)	(38,949)	(3,517,397)
Due from joint venture	-	(589,239)	-	(71,570)
	19,054,443	(7,102,091)	(38,949)	(3,588,967)
Effect of foreign currency translation on cash balances	-	(2,237,930)	-	(1,715,510)
CHANGE IN CASH POSITION	15,232,158	(4,780,772)	(923,528)	(774,009)
Cash position at beginning of period	1,475,320	5,600,840	17,631,006	1,594,077
CASH POSITION AT END OF PERIOD	$ 16,707,478	$ 820,068	$ 16,707,478	$ 820,068
Supplemental cash flow information:				
Income taxes paid	$ 776,271	$ 4,614,620	$ 60,484	$ 383,433
Interest paid, net	$ 897,970	$ 922,929	$ 61,204	$ 602,770

Segmented information
(in thousands of dollars)

		Six months ended June 30 2004	Six months ended June 30 2003	Three months ended June 30 2004	Three months ended June 30 2003
Net sales	Packaging Products	$ 40,824	$ 64,981	$ -	$ 32,837
	Pool Products	25,542	19,734	-	13,846
	Furniture	23,098	25,348	12,733	12,603
		$ 89,464	$ 110,063	$ 12,733	$ 59,286
Operating profit (loss)	Packaging Products	$ 6,781	$ 11,308	$ -	$ 5,717
	Pool Products	(2,313)	1,371	-	2,047
	Furniture	(51)	578	212	307
		$ 4,417	$ 13,257	$ 212	$ 8,071
Capital expenditures	Packaging Products	$ -	$ 5,105	$ -	$ 2,659
	Pool Products	-	490	-	357
	Furniture	58	493	39	393
	Corporate	-	424	-	108
		$ 58	$ 6,512	$ 39	$ 3,517
Identifiable assets	Packaging Products	$ -	$ 73,276		
	Pool Products	-	27,969		
	Furniture	15,706	14,969		
	Corporate	27,872	11,245		
		$ 43,578	$ 127,459		

RESULTS OF OPERATIONS

The following tables set forth items derived from the unaudited consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters:

Fiscal 2004	First Quarter	Second Quarter
Sales	$76,731	$12,733
Net earnings	5,519	485
Earnings per share		
Basic	$1.12	$0.10
Diluted	$1.02	$0.09

Fiscal 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$50,777	$59,286	$78,970	$65,479
Net earnings	131	810	936	992
Earnings per share				
Basic	$0.02	$0.16	$0.19	$0.20
Diluted	$0.02	$0.15	$0.17	$0.18

Fiscal 2002	Third Quarter	Fourth Quarter
Sales	$60,583	$67,663
Net earnings	845	1,317
Earnings per share		
Basic	$0.17	$0.26
Diluted	$0.15	$0.23

Six Months ended June 30, 2004

Sales
Sales for the three months ended June 30, 2004 were $12.7 million, a decrease of 46.6 million as compared to $59.3 million for the second quarter of fiscal 2003. Sales for the six months ended June 30, 2004 were $89.5 million, a decrease of $20.6 million as compared to $110.1 million for the first six months of fiscal 2003. These substantial decreases were as a result of the deconsolidation of Polyair. Commencing March 2004, Polyair is being accounted for using the equity method and, accordingly, revenues and expenses from this investment are no longer recorded. Furniture sales for the first six months decreased as a result of the difficult environment for retailers.

Gross Margins
Gross margin as a percentage of sales decreased to 16.5% for the second quarter of 2004 compared with 25.1% for the comparable 2003 period. The decrease in gross margin percentage in the second quarter of 2004 was as a result of the deconsolidation of Polyair. Gross margin as a percentage of sales decreased to 20.2% for the six months ended June 30 2004 compared with 24.7% for the comparable 2003 period. The gross margin decrease for the six months ended June 30, 2004 was due to the first quarter increase in cost of certain raw materials, the infrastructure costs related to the Atlantic/Jacuzzi product operations up to the date of deconsolidation of Polyair and the deconsolidation of Polyair.

Selling and Administrative Expenses
Selling and administrative expenses decreased during the second quarter of 2004 as compared to the second quarter of fiscal 2003 due to the deconsolidation of Polyair. Selling and administrative expenses as a percentage of sales were 15.4% for the second quarter of 2004 and 2003. Selling and administrative expenses as a percentage of sales for the six months ended June 30, 2004 were 19.2%, compared to 16.7% for the comparable 2003 period. The increase was due to first quarter increases in personnel and related expenses required to support the new Atlantic/Jacuzzi product operations up to the date of deconsolidation of Polyair.

Other Expenses
During the second quarter of 2004 and 2003 the Company incurred other expenses of $171,207 and $2.6 million respectively. Other expenses amounted to $3.5 million for the first six months of 2004 as compared to $5.3 million for the comparable 2003 period. The substantial decease was due to the deconsolidation of Polyair as previously noted.

Gain on Sale of Investment
In March 2004, the Company sold a portion of its investment in Polyair for a total consideration of $20,283,465 resulting in a gain of $8,903,088.

Net Earnings
The Company reported net earnings of $2.9 million in fiscal 2003, compared with net earnings of $2.9 million in 2002 and $1.2 million in 2001.

Inflation
Inflation did not have a material impact on the results of the Company's operations in its last fiscal period.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

In 2001, the Company issued a convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. The debenture proceeds were to be used for working capital to fund purchase orders. This debenture bears interest at 11.9% per annum, with interest payable in advance on a quarterly basis, due September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. $550,000 of this debenture remains outstanding as at June 30, 2004. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

The Company had previously conveyed two officers and an officer of a subsidiary (the "Optionees") options to purchase up to seven and three-quarter percent (7 ¾%) of the Company's common share holdings in Polyair. During the period under review, the Company and the Optionees agreed to cancel options for five and one quarter percent (5 ¼%) of the Company's common share holdings in Polyair in return for the aggregate payment of $1.7 million to the Optionees, being the difference between the market price and the option price for the Polyair shares at the time of cancellation of the options.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at June 30, 2004:

	Authorized	Issued
Class A Preference shares	Unlimited	315,544
$0.04 non-cumulative, non-voting, non-participating, redeemable		
Preference shares, issuable in series	Unlimited	Nil
Common shares	Unlimited	5,075,360
Share Options		
Options issued and outstanding under share options plan		332,500
Share Purchase Warrants		
Warrants issued and outstanding pursuant to long-term debt agreement		159,523
(Each warrant entitles the holder to purchase 1.75 Common shares at $3.00 per share)		
Warrants expire on September 7, 2006		
Convertible Debenture		
The debenture holder has the right to convert the debenture into Common shares		
at the price of $3.00 per share until September 8, 2006		
Number of Common shares to be issued upon conversion		183,334

RISK AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. Historically, approximately 80% of Polyair's and 25% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is now being accounted for using the equity method and revenues and expenses from this investment are no longer recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation was $1.32 in 2004 and $1.52 in 2003. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair. the Company's investee company. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, Polyair and Distinctive may hedge their currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical and seasonal in nature and are subject to general economic conditions that affect market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S., and with new product introductions and innovations.